UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KANZHUN LIMITED

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

48553T 106**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 48553T 106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BZ.” Each ADS represents two Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G5224V 103.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Peng Zhao
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
139,630,401 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
139,630,401 (1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
139,630,401 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
15.9% (2)
12	Type of Reporting Person IN

(1)            Represents 139,630,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on any resolutions tabled at the Issuer’s general meeting, save for resolutions with respect to certain matters. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

1	Name of Reporting Person
TECHWOLF LIMITED
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
139,630,401 (3)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
139,630,401 (3)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
139,630,401 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
15.9% (4)
12	Type of Reporting Person CO

(3)            Represents 139,630,401 Class B ordinary shares held by TECHWOLF LIMITED. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

Item 1(a).	Name of Issuer: KANZHUN LIMITED (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 18/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, the People’s Republic of China

Item 2(a).	Name of Person Filing: Peng Zhao and TECHWOLF LIMITED (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the Reporting Persons is 18/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, the People’s Republic of China

Item 2(c)	Citizenship: Peng Zhao is a citizen of the People Republic of China. TECHWOLF LIMITED is a British Virgin Islands company.

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.0001 par value per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on any resolutions tabled at the Issuer’s general meeting, save for resolutions with respect to certain matters. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
48553T 106

This CUSIP number applies to the American depositary shares of the Issuer. Each ADS represents two Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G5224V 103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Peng Zhao	139,630,401	(1)	15.9	%(2)	65.4	%(3)	139,630,401	(1)	0	139,630,401	(1)	0
TECHWOLF LIMITED	139,630,401	(4)	15.9	%(2)	65.4	%(3)	139,630,401	(4)	0	139,630,401	(4)	0

(1)	Represents 139,630,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.

(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 879,802,778 ordinary shares (being the sum of 740,172,377 Class A ordinary shares and 139,630,401 Class B ordinary shares (excluding the Class A ordinary shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans and excluding the Class A ordinary shares underlying the ADSs repurchased by the Company pursuant to its share repurchase program) ) of the Issuer outstanding as of December 31, 2023. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2023.

(3)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on any resolutions tabled at the Issuer’s general meeting, save for resolutions with respect to certain matters. Each Class B ordinary share is convertible into one Class A ordinary share.

(4)	Represents 139,630,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 11, 2022 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

PENG ZHAO

/s/ Peng Zhao

TECHWOLF LIMITED

By:	/s/ Peng Zhao
Name:	Peng Zhao
Title:	Director